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                                                     Filed By Neoforma.com, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                              Subject Companies:  Eclipsys, Inc.
                                                              HEALTHvision, Inc.
                                                                   Novation, LLC

                                                  Commission File No.: 000-28715


       HANDOUT REGARDING NEOFORMA'S PROPOSED ACQUISITION OF ECLIPSYS AND HEALTHVISION AND THE PROPOSED COMMERCIAL RELATIONSHIP WITH NOVATION

[NEOFORMA.COM LOGO]              [ECLIPSYS LOGO]             [HEALTHvision LOGO]


                                   INTRODUCING

                                  HEALTHVISION
          Accelerating e-health solutions for healthcare organizations

We are pleased to announce the proposed mergers of Neoforma.com, Eclipsys, and HEALTHvision. These mergers come at a critical time in the history of the healthcare industry. With a rapidly changing landscape, the need for innovative, e-health solutions has never been greater. We believe that the new company, Healthvision, will deliver a broad range of effective clinical, financial and supply chain solutions to healthcare organizations (HCO's). The proposed new company will be built on a strong foundation. Each of the three merging businesses has a proven track record.

ECLIPSYS
Eclipsys' end-to-end information solutions are used by more than 1,400 hospitals. The company's industry-leading solutions support both care and revenue management, delivering strong clinical, access and financial knowledge-based systems to help healthcare organizations to improve and balance their clinical, financial and satisfaction outcomes. In addition, Eclipsys provides a suite of Internet-based application integration solutions via its eWebITtm technology as well as a complete array of technology infrastructure services.

HEALTHVISION
The HEALTHvision HCO-based e-health platform is used by 1,200 facilities to connect patients, their families, consumers, employees, and physicians, improving the interaction among these groups. Leveraging a common Internet infrastructure, HEALTHvision has created the industry's first open, secure clinical messaging system, enabling secure, interactive patient care.

NEOFORMA.COM
A leading provider of business-to-business services for healthcare providers, Neoforma.com has dramatically streamlined the purchasing process within the industry by developing a global, neutral e-commerce marketplace. The company's Shop, Auction and Plan services together supply a complete solution for the healthcare purchasing lifecycle.

In connection with the proposed mergers, NOVATION recently named Neoforma.com as its exclusive provider of e-commerce supply chain management services. The foremost supply chain management organization in healthcare, Novation represents approximately 30% of healthcare purchasing in the US, and manages more than $14 billion in supply purchasing for members and affiliates of VHA, UHC, and HealthCare Purchasing Partners Intl., LLC. Under this agreement, Novation will exclusively promote Neoforma.com's marketplace to the more than 6,000 healthcare organizations and 25,000 physicians using its services. The completion of Neoforma.com's recently announced merger with EquipMD will provide access to an additional 15,000 physicians.

When the mergers are complete, we believe our company will offer a broad range of component solutions, all of which are in place and operational today. We believe Healthvision will enable healthcare organizations and medical professionals to improve patient care and streamline administration, and will constitute a powerful new force in e-health.

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              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


This information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of Neoforma.com, Inc., Eclipsys Corporation, HEALTHvision, Inc., and Novation, LLC and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following risks, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the transactions may not be consummated due to the failure to obtain regulatory or other approvals or the failure of the Neoforma, Eclipsys, or HEALTHvision, stockholders to approve the mergers; the risk that the Neoforma, Eclipsys and HEALTHvision businesses will not be integrated successfully and that there may be unanticipated costs of such integration; the ability of the commercial agreement with Novation to generate substantial revenues for the combined company; the ability of the combined company to compete effectively with larger competitors or consortiums of healthcare suppliers that have greater resources; the ability of the combined company to retain and hire key executives, technical personnel and other employees; the ability of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; the ability of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; the willingness of the combined company's customers to accept the new service offerings and, in particular, the risk that healthcare providers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and increasing competition in the various markets serviced by the combined company.


              WHERE YOU WILL BE ABLE TO FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF ALL COMPANIES ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Neoforma and Eclipsys expect to mail a joint proxy statement/prospectus describing their merger and the related transactions to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at HTTP://WWW.SEC.GOV. The joint proxy statement/prospectus and such other documents may also be obtained from Neoforma and Eclipsys by directing such requests to the respective contacts listed above.